Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	State/Country of Incorporation
Western Uranium Corporation	Canada
Western Uranium Corporation	Utah
Pinon Ridge Mining LLC	Delaware
Black Range Minerals Limited	Australia
Black Range Minerals Inc.	Delaware
Black Range Development Utah, LLC	Utah
Black Range Minerals Utah LLC	Utah
Black Range Minerals Ablation Holdings Inc.	Colorado
Black Range Minerals Colorado LLC	Colorado
Black Range Minerals Wyoming LLC	Wyoming
Black Range Copper Inc.	Delaware
Haggerty Resources LLC	Wyoming
Ranger Resources Inc.	Delaware
Ranger Alaska LLC	Alaska